SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2022

LG Display Co., Ltd.

(Translation of Registrant’s name into English)

LG Twin Towers, 128 Yeoui-daero, Yeongdeungpo-gu, Seoul 07336, Republic of Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

Q2’22 Earnings Results

I. Performance in Q2 2022 – IFRS Consolidated Financial Data

	(Unit: KRW B)
Item	Q2 21	Q1 22	Q2 22	QoQ	YoY
Quarterly Results
Revenues	6,966	6,471	5,607	-13%	-19%
Operating Income	701	38	-488	N/A	N/A
Income before Tax	550	37	-512	N/A	N/A
Net Income	424	54	-382	N/A	N/A

II. IR Event of Q2 2022 Earnings Results

1. Provider of Information:	IR Team

2. Participants:	Investors, Securities analysts, etc.

3. Purpose:	To present Q2’22 Earnings Results of LG Display

4. Date & Time:	02:00PM on July 27, 2022 (KST)

5. Venue & Method:	Earnings release conference call in Korean/English

- Please refer to the IR homepage of LG Display Co., Ltd. at www.lgdisplay.com/eng

6. Contact Information

1)	Head of IR:

Suk Heo, Director, Head of IR Division (82-2-3777-1010)

2)	Main Contact for Disclosure-related Matters:

Seunghyun Lee, IR Manager, IR Team (82-2-3777-1010)

3)	Relevant Team: IR Team (82-2-3777-1010)

III. Remark

i. Please note that the presentation material for Earnings Results is accessible on IR homepage of LG Display Co., Ltd. at www.lgdisplay.com/eng

ii. Please note that the financial data included are prepared on a consolidated IFRS basis.

iii. Financial data for Q2’22 are unaudited. They are provided for the convenience of investors and can be subject to change.

Attached: Press Release

LG Display Reports Second Quarter 2022 Results

SEOUL, Korea (Jul. 27, 2022) – LG Display today reported unaudited earnings results based on consolidated K-IFRS (International Financial Reporting Standards) for the three-month period ending June 30, 2022.

•

Revenues in the second quarter of 2022 decreased by 13% to KRW 5,607 billion from KRW 6,471 billion in the first quarter of 2022 and decreased by 19% from KRW 6,966 billion in the second quarter of 2021.

•

Operating loss in the second quarter of 2022 recorded KRW 488 billion. This compares with the operating profit of KRW 38 billion in the first quarter of 2022 and with the operating profit of KRW 701 billion in the second quarter of 2021.

•	EBITDA in the second quarter of 2022 was KRW 662 billion, compared with EBITDA of KRW 1,211 billion in the first quarter of 2022 and with EBITDA of KRW 1,770 billion in the second quarter of 2021.

•

Net loss in the second quarter of 2022 was KRW 382 billion, compared with the net income of KRW 54 billion in the first quarter of 2022 and with the net income of KRW 424 billion in the second quarter of 2021.

LG Display recorded KRW 5.607 trillion in revenues and KRW 488 billion in operating loss in the second quarter of 2022.

The company saw a decrease in panel shipments in the quarter due to China’s prolonged COVID lockdown, as well as a shrink in industry demand affected by the market’s increasing macroeconomic volatility and uncertainties. China’s lockdown had a particularly disruptive impact on set makers and partner companies which in turn led to supply chain disruption. In addition, the continuous decline in LCD panel prices was also a contributing factor to the company’s performance.

Panels for TVs accounted for 31% of the revenues in the second quarter, while panels for IT devices including monitors, laptops, and tablets accounted for 45%, and those for mobile devices and the others accounted for 24%.

LG Display will make efforts to expand its performance focusing on OLED in the second half of this year, while also concentrating on recovering the shipment disruption during the first half of this year caused by China lockdown.

In its large-sized OLED business, LG Display will further strengthen its position in the premium market based on its fundamental competitiveness of OLED technology and push for qualitative growth. The company will also accelerate new businesses in the Life Display sector such as Transparent OLED. While the overall TV market is expected to see a year-on-year decline, OLED TV set sales are showing meaningful performance.

Regarding the IT display sector, LG Display will focus on premium market with relatively low fluctuation to secure stable performance. The company additionally plans to recover from the disruption of shipments of high-end LCD panels for IT devices that was affected by China’s COVID lockdown, while getting prepared for leading the mid-sized OLED market, thereby strengthening its technology leadership.

For the small-sized OLED business, the company will further improve its performance based on differentiated competitiveness and collaboration with customers by responding to the rising demands for smartwatches and supplying new smartphone models in the second half of the year.

For the automotive display sector, LG Display plans to broaden its market dominance by providing differentiated solutions with its lineup ranging from OLED to high-end LCD, remaining global number 1 in the Auto display in terms of sales and further strengthen activities with the goal of exceeding 30% market share in the next three years.

Considering the recent market conditions and business competitiveness, the company will accelerate its plan to reduce its LCD TV panel business and concentrate more on high-end IT products.

“LG Display plans to strengthen its risk management and react flexibly to market changes in the face of global economic uncertainties by advancing its business structure, increasing management efficiency, managing inventory, and improving investment efficiency.” said Sung-hyun Kim, CFO and Senior Vice President at LG Display.

Kim also added, “LG Display is actively implementing activities to create robust performance that is unaffected by the market and to discover future growth engine. To this end, we will further strengthen dominance in the large-sized OLED and IT sectors where the company has differentiated competitiveness, push for “market-to-order business” and accelerate efforts for “market-creating business”, all the while preparing for preempting future business and building the base for business development.”

###

Earnings Conference Call

LG Display will hold a bilingual conference call in English and Korean on July 27, 2022 starting at 2:00 PM Korea Standard Time (KST) to announce the second quarter of 2022 earnings results. Investors can listen to the conference call via http://irsvc.teletogether.com/lgdisplay/lgdisplay2022Q2_eng.php

About LG Display

LG Display Co., Ltd. [NYSE: LPL, KRX: 034220] is the world’s leading innovator of display technologies, including thin-film transistor liquid crystal and OLED displays. The company manufactures display panels in a broad range of sizes and specifications primarily for use in TVs, notebook computers, desktop monitors, and various other applications, including tablets and mobile devices. LG Display currently operates manufacturing facilities in Korea and China, and back-end assembly facilities in Korea, China, and Vietnam. The company has approximately 70,707 employees operating worldwide. For more news and information about LG Display, please visit www.lgdisplay.com.

Forward-Looking Statement Disclaimer

This press release contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Additional information as to factors that may cause actual results to differ materially from our forward-looking statements can be found in our filings with the United States Securities and Exchange Commission.

Investor Relations Contact:

Brian Heo, Head of Investor Relations

Email: ir@lgdisplay.com

Media Contact:

Jun-hyuk Choi, Vice President and Head of Public Relations

Email: junechoi@lgdisplay.com

Jean Lee, Team Leader, Global Communications

Tel: +822-3777-1689

Email: jean.lee@lgdisplay.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LG Display Co., Ltd.
(Registrant)

Date: July 27, 2022	By:	/s/ Suk Heo
(Signature)

	Name:	Suk Heo
	Title:	Director / Head of IR Division